UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Select Income REIT
(Name of Issuer)

Common Shares of beneficial interest, $0.01 par value per share
(Title of Class of Securities)

81618T100
(CUSIP Number)

ANTHONY T. BOZZA
LAKEWOOD CAPITAL MANAGEMENT, LP
650 Madison Ave, 25th Floor
New York, New York 10022
(212) 584-2211

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 5, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 81618T100

1	NAME OF REPORTING PERSON LAKEWOOD CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 440,649
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 440,649
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,649*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON PN

* Possesses economic exposure to an aggregate of 3,481,877 shares (representing approximately 5.8% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 81618T100

1	NAME OF REPORTING PERSON LAKEWOOD CAPITAL OFFSHORE FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 440,649
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 440,649
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,649*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON CO

* Possesses economic exposure to an aggregate of 3,481,877 shares (representing approximately 5.8% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 81618T100

1	NAME OF REPORTING PERSON LAKEWOOD CAPITAL ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 440,649
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 440,649
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,649*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON OO

* Possesses economic exposure to an aggregate of 3,481,877 shares (representing approximately 5.8% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 81618T100

1	NAME OF REPORTING PERSON LAKEWOOD CAPITAL MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 440,649
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 440,649
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,649*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON PN

* Possesses economic exposure to an aggregate of 3,481,877 shares (representing approximately 5.8% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 81618T100

1	NAME OF REPORTING PERSON LAKEWOOD CAPITAL MANAGEMENT (GP), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 440,649
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 440,649
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,649*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON OO

* Possesses economic exposure to an aggregate of 3,481,877 shares (representing approximately 5.8% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 81618T100

1	NAME OF REPORTING PERSON BOZZA JACKSON HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 440,649
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 440,649
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,649*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON OO

* Possesses economic exposure to an aggregate of 3,481,877 shares (representing approximately 5.8% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 81618T100

1	NAME OF REPORTING PERSON ANTHONY T. BOZZA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 440,649
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 440,649
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,649*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON IN

* Possesses economic exposure to an aggregate of 3,481,877 shares (representing approximately 5.8% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 81618T100

1	NAME OF REPORTING PERSON WILLIAM H. LENEHAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,788
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,788
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,788*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

* Number of shares has been rounded down from 4,788.7595. Fractional shares present due to the reinvestment of dividends. Consists of shares held directly by immediate family members of Mr. Lenehan. Mr. Lenehan may be deemed to share voting and dispositive power with respect to such shares; therefore, Mr. Lenehan may be deemed to beneficially own such shares.

CUSIP NO. 81618T100

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to common shares of beneficial interest, $0.01 par value per share (the “Shares”), of Select Income REIT, a Maryland real estate investment trust (the “Issuer”).  The address of the principal executive offices of the Issuer is Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)          Lakewood Capital Partners, LP, a Delaware limited partnership (“Lakewood Capital Partners”), with respect to the Shares directly and beneficially owned by it;

(ii)         Lakewood Capital Offshore Fund, Ltd., a Cayman Islands exempted company (“Lakewood Capital Offshore”), as a feeder fund of Lakewood Capital Partners;

(iii)        Lakewood Capital Advisors, LLC, a Delaware limited liability company (“Lakewood Capital Advisors”), which serves as the general partner of Lakewood Capital Partners;

(iv)        Lakewood Capital Management, LP, a Delaware limited partnership (“Lakewood Capital Management”), which serves as the investment manager of Lakewood Capital Partners;

(v)         Lakewood Capital Management (GP), LLC, a Delaware limited liability company (“Lakewood Capital GP”), which serves as the general partner of Lakewood Capital Management;

(vi)        Bozza Jackson Holdings, LLC, a Delaware limited liability company (“Bozza Holdings”), which serves as the managing member of Lakewood Capital Advisors;

(vii)       Anthony T. Bozza, who serves as the managing member of each of Lakewood Capital GP and Bozza Holdings, and as a director of Lakewood Capital Offshore; and

(viii)      William H. Lenehan.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Lakewood Capital Partners, Lakewood Capital Advisors, Lakewood Capital Management, Lakewood Capital GP, Bozza Holdings and Mr. Bozza is 650 Madison Avenue, 25th Floor, New York, New York 10022. The address of the principal office of Lakewood Capital Offshore is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9007, Cayman Islands. The address of the principal office of Mr. Lenehan is 310 Cascade Drive, Mill Valley, California 94941. The officers and directors of Lakewood Capital Offshore and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

CUSIP NO. 81618T100

(c)           The principal business of Lakewood Capital Partners is investing in securities.  Lakewood Capital Offshore is a private investment partnership that serves as a feeder fund of Lakewood Capital Partners. The principal business of Lakewood Capital Advisors is serving as the general partner of Lakewood Capital Partners.  The principal business of Lakewood Capital Management is serving as the investment manager of Lakewood Capital Partners. The principal business of Lakewood Capital GP is serving as the general partner of Lakewood Capital Management. The principal business of Bozza Holdings is serving as the managing member of Lakewood Capital Advisors.  The principal occupation of Mr. Bozza is serving as the managing member of each of Lakewood Capital GP and Bozza Holdings, and as a director of Lakewood Capital Offshore. The principal occupation of Mr. Lenehan is serving as an independent real estate industry professional.  Mr. Lenehan also currently serves as a director of each of Gramercy Property Trust Inc., a real estate investment company, Stratus Properties Inc., a real estate development company, and Darden Restaurants, Inc., a restaurant company.

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Bozza and Lenehan are citizens of the United States of America. The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Lakewood Capital Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase price of the 440,649 Shares beneficially owned by Lakewood Capital Partners is approximately $10,614,873, including brokerage commissions.

The Shares purchased by Mr. Lenehan were purchased in the open market with personal funds, except as otherwise noted in Schedule B annexed hereto. The aggregate purchase price of the 4,788 Shares owned directly by Mr. Lenehan is approximately $138,266, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

CUSIP NO. 81618T100

On December 5, 2014, Lakewood Capital Partners delivered a letter to the Issuer (the “Nomination Letter”) nominating William H. Lenehan (the “Nominee”) for election to the Board of Trustees of the Issuer (the “Board”) at the 2015 annual meeting of shareholders (the “2015 Annual Meeting”).  The Reporting Persons intend to engage in discussions with management and the Board regarding the nomination of the Nominee at the 2015 Annual Meeting and the composition of the Board, generally, as well as ways to enhance shareholder value.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including the increase or decrease in the swap positions described in Item 6, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 59,952,883 Shares outstanding as of October 23, 2014, which is the total number of Shares reported outstanding in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on October 27, 2014.

A.	Lakewood Capital Partners

(a)	As of the close of business on the date hereof, Lakewood Capital Partners beneficially owned 440,649 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 440,649
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 440,649
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in securities of the Issuer by Lakewood Capital Partners during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

B.	Lakewood Capital Offshore

(a)	Lakewood Capital Offshore, as a feeder fund of Lakewood Capital Partners, may be deemed the beneficial owner of the 440,649 Shares owned by Lakewood Capital Partners.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 440,649
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 440,649
4. Shared power to dispose or direct the disposition: 0

(c)
Lakewood Capital Offshore has not entered into any transactions in securities of the Issuer during the past 60 days. The transactions in securities of the Issuer on behalf of Lakewood Capital Partners during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 81618T100

C.	Lakewood Capital Advisors

(a)	Lakewood Capital Advisors, as the general partner of Lakewood Capital Partners, may be deemed the beneficial owner of the 440,649 Shares owned by Lakewood Capital Partners.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 440,649
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 440,649
4. Shared power to dispose or direct the disposition: 0

(c)
Lakewood Capital Advisors has not entered into any transactions in securities of the Issuer during the past 60 days. The transactions in securities of the Issuer on behalf of Lakewood Capital Partners during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

D.	Lakewood Capital Management

(a)	Lakewood Capital Management, as the investment manager of Lakewood Capital Partners, may be deemed the beneficial owner of the 440,649 Shares owned by Lakewood Capital Partners.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 440,649
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 440,649
4. Shared power to dispose or direct the disposition: 0

(c)
Lakewood Capital Management has not entered into any transactions in securities of the Issuer during the past 60 days. The transactions in securities of the Issuer on behalf of Lakewood Capital Partners during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

E.	Lakewood Capital GP

(a)	Lakewood Capital GP, as the general partner of Lakewood Capital Management, may be deemed the beneficial owner of the 440,649 Shares owned by Lakewood Capital Partners.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 440,649
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 440,649
4. Shared power to dispose or direct the disposition: 0

(c)
Lakewood Capital GP has not entered into any transactions in securities of the Issuer during the past 60 days. The transactions in securities of the Issuer on behalf of Lakewood Capital Partners during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 81618T100

F.           Bozza Holdings

(a)	Bozza Holdings, as the managing member of Lakewood Capital Advisors, may be deemed the beneficial owner of the 440,649 Shares owned by Lakewood Capital Partners.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 440,649
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 440,649
4. Shared power to dispose or direct the disposition: 0

(c)
Bozza Holdings has not entered into any transactions in securities of the Issuer during the past 60 days. The transactions in securities of the Issuer on behalf of Lakewood Capital Partners during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

G.	Mr. Bozza

(a)	Mr. Bozza, as the managing member of each of Lakewood Capital GP and Bozza Holdings, may be deemed the beneficial owner of the 440,649 Shares owned by Lakewood Capital Partners.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 440,649
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 440,649
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Bozza has not entered into any transactions in securities of the Issuer during the past 60 days. The transactions in securities of the Issuer on behalf of Lakewood Capital Partners during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

H.           Mr. Lenehan

(a)	As of the close of business on the date hereof, Mr. Lenehan beneficially owned 4,788 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,788
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,788

(c)	The transactions in the securities of the Issuer during the past 60 days by Mr. Lenehan are set forth in Schedule B and are incorporated by reference herein.

CUSIP NO. 81618T100

As of the close of business on the date hereof, the Reporting Persons collectively beneficially owned an aggregate of 445,437 Shares, constituting less than 1% of the Shares outstanding.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Lakewood Capital Partners has entered into certain cash-settled total return swap agreements with Credit Suisse First Boston (“CSFB”). The swaps with CSFB constitute economic exposure to 86,000 notional Shares.  Lakewood Capital Partners has also entered into certain cash-settled total return swap agreements with Morgan Stanley & Co. LLC (“MSCO”). The swaps with MSCO constitute economic exposure to 2,995,228 notional Shares.

Lakewood Capital Partners’ swap agreements with each of CSFB and MSCO (collectively, the “Swap Agreements”) provide Lakewood Capital Partners with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swap Agreements (such shares, the “Subject Shares”). Taking into account the Subject Shares, Lakewood Capital Partners has economic exposure to 3,481,877 Shares (representing approximately 5.8% of the outstanding Shares on the same basis). The Reporting Persons disclaim beneficial ownership of the Subject Shares.

On December 5, 2014, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which the Reporting Persons agreed, among other things, to (a) the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer and (b) solicit proxies for the election of the Nominee at the 2015 Annual Meeting (the “Solicitation”).  The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to a letter agreement, Lakewood Capital Partners and certain of its affiliates have agreed to indemnify Mr. Lenehan against any and all claims of any nature arising from the Solicitation and any related transactions.  A copy of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

CUSIP NO. 81618T100

Lakewood Capital Partners has signed a compensation letter agreement with Mr. Lenehan, pursuant to which Lakewood Capital Partners agrees to pay him: (i) $25,000 in cash as a result of the submission by Lakewood Capital Partners of its nomination of Mr. Lenehan to the Issuer and (ii) $25,000 in cash upon the filing of a definitive proxy statement by Lakewood Capital Partners with the Securities and Exchange Commission relating to the solicitation of proxies in favor of Mr. Lenehan’s election as a trustee at the 2015 Annual Meeting.  Pursuant to the compensation letter agreement, Mr. Lenehan has agreed to use the after-tax proceeds from such compensation to acquire securities of the Issuer (the “Nominee Shares”) at such time that Mr. Lenehan shall determine, but in any event no later than 14 days after receipt of such compensation.  If elected or appointed to serve as a trustee of the Board, Mr. Lenehan agrees not to sell, transfer or otherwise dispose of any Nominee Shares within two (2) years of his election or appointment as a trustee; provided, however, in the event that the Issuer enters into a business combination with a third party, Mr. Lenehan may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination. A copy of the compensation letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing and Solicitation Agreement by and among Lakewood Capital Partners, LP, Lakewood Capital Offshore Fund, Ltd., Lakewood Capital Advisors, LLC, Lakewood Capital Management, LP, Lakewood Capital Management (GP), LLC, Bozza Jackson Holdings, LLC, Anthony T. Bozza and William H. Lenehan, dated December 5, 2014.

99.2	Indemnification Agreement, dated December 5, 2014.

99.3	Compensation Agreement, dated December 5, 2014.

99.4	Power of Attorney.

CUSIP NO. 81618T100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 5, 2014

Lakewood Capital Partners, LP

By:	Lakewood Capital Advisors, LLC General Partner
By:	Bozza Jackson Holdings, LLC Managing Member

By:	/s/ Anthony T. Bozza
	Name:	Anthony T. Bozza
	Title:	Managing Member

Lakewood Capital Offshore Fund, Ltd.

By:	/s/ Anthony T. Bozza
	Name:	Anthony T. Bozza
	Title:	Director

Lakewood Capital Advisors, LLC

By:	Bozza Jackson Holdings, LLC Managing Member

By:	/s/ Anthony T. Bozza
	Name:	Anthony T. Bozza
	Title:	Managing Member

Lakewood Capital Management, LP

By:	Lakewood Capital Management (GP), LLC General Partner

By:	/s/ Anthony T. Bozza
	Name:	Anthony T. Bozza
	Title:	Managing Member

CUSIP NO. 81618T100

Lakewood Capital Management (GP), LLC

By:	/s/ Anthony T. Bozza
	Name:	Anthony T. Bozza
	Title:	Managing Member

Bozza Jackson Holdings, LLC

By:	/s/ Anthony T. Bozza
	Name:	Anthony T. Bozza
	Title:	Managing Member

/s/ Anthony T. Bozza
ANTHONY T. BOZZA Individually and as attorney-in-fact for William H. Lenehan

CUSIP NO. 81618T100

SCHEDULE A

Directors and Officers of Lakewood Capital Offshore Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Anthony T. Bozza Director*
Geoffrey C. Ruddick Director	Independent Hedge Fund Director	3rd Floor, Harbour Centre George Town, Grand Cayman Cayman Islands	Canada

Inderjit Singh Director	Association Director, Elian Fiduciary Services (Cayman) Limited	89 Nexus Way Camana Bay Grand Cayman, KY1-9007 Cayman Islands	United Kingdom

*Mr. Bozza is a Reporting Person and, as such, the information with respect to Mr. Bozza called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 81618T100

SCHEDULE B

Transactions in Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale

LAKEWOOD CAPITAL PARTNERS, LP

Sale Of Cash-Settled Swap1	(63,738)	23.9329	12/04/2014
Purchase of Common Stock	76,600	23.9509	12/04/2014
Sale Of Cash-Settled Swap1	(87,895)	24.0563	12/05/2014
Purchase of Common Stock	125,900	24.0778	12/05/2014

WILLIAM H. LENEHAN

Purchase of Common Stock2	10.0995	24.1645	11/21/2014
Purchase of Common Stock2	61.2506	24.1645	11/21/2014

1 Cash-settled swap agreement with MSCO with a swap financing rate at Federal Funds Rate plus 30 basis points. Expires December 22, 2014.
2 Represents shares acquired pursuant to the reinvestment of dividends.